Exhibit 99.1 Form 6k August 23, 2006

Symbols:

TSX Venture Exchange: - LVH
OTC Bulletin Board: - LVFHF
Berlin & Frankfurt Stock Exchanges: - LVH

August 23, 2006

LVFH advises it will hold analyst /shareholder conference call to discuss its Q2 2006 financial results

Vancouver, British Columbia, August 23, 2006 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”).   The Company is pleased to announce that on the afternoon of Tuesday, August 29, 2006, at 4:00 pm (EST) Toronto time, the Company will release its financial results for the second quarter period ended June 30, 2006.

Jake Kalpakian, President and CEO of LVFH, cordially invites you to participate in the Company’s analyst/shareholder conference call to be held on Tuesday, August 29, 2006 at 5:00 pm (Toronto time).  Management will review the financial results for the second quarter of 2006 and discuss recent developments, to be followed by a question and answer period.

Conference Call:

Date:	Tuesday, August 29, 2006
Time:	5:00 pm (Toronto time)
Local/Intl dial in number:	(416) 642-5212
Toll Free – North America:	1 (866) 321-6651

To participate in the call, please dial (416) 642-5212 or 1 (866) 321-6651 five to ten minutes prior to the 5:00 pm start of the teleconference call.

This conference call will be recorded and made available for replay two hours after the completion of the call, up until midnight September 5, 2006.  To listen to the replay, please dial 416-915-1028 or 1-866-244-4494, and enter pass code 538321.  In addition, and after September 5, 2006, you may access the audio recording by visiting www.lvfh.com and clicking on Investor Information.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com